SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                             --------------

                              SCHEDULE 13D
                             (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                              RULE 13d-2(a)

                        (Amendment No. _________)<1>

               Dole Food Automatic Common Exchange Security Trust
               --------------------------------------------------
                              (Name of Issuer)

                     Automatic Common Exchange Securities
                     ------------------------------------
                        (Title of Class of Securities)

                                 25660120
                                 --------
                              (CUSIP Number)

                              Roberta Wieman
                           10900 Wilshire Boulevard
              Los Angeles, CA  90024 Telephone (310) 824-1023
              -----------------------------------------------
              (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             January 27, 1999
                             ----------------
           (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box. [   ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                      (Continued on following pages)
                          (Page 1 of 7 Pages)

<1>  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25660120          13D                   Page 2 of 7 Pages
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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
      David H. Murdock
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                        (a) [ ]   (b) [ ]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*
      PF, BK, WC, AF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.
----------------------------------------------------------------------------
                         7    SOLE VOTING POWER
Number of                     431,000
Shares
Beneficially             8    SHARED VOTING POWER
Owned By                      NONE
Each
Reporting                9    SOLE DISPOSITIVE POWER
Person With                   431,000

                         10   SHARED DISPOSITIVE POWER
                              NONE
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
      431,000
----------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*            [   ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.9%
----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
----------------------------------------------------------------------------
               * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                  Page 3 of 7 pages

ITEM 1.     SECURITY AND ISSUER.

This Schedule 13D relates to the Automatic Common Exchange Securities ("Securities") of the Dole Food Automatic Common Exchange Security Trust ("Exchange Trust" or "Issuer"). The business office of the Exchange Trust is located at The Bank of New York, 101 Barclay Street, 12E, New York, New York 10286. As of June 30, 1998, there were 2,875,000 Securities issued and outstanding based on the most recent public filing by the Exchange Trust.

The Exchange Trust was established in 1996 to hold a portfolio of stripped U.S. Treasury securities maturing quarterly during the term of the Exchange Trust and a forward purchase contract with Mr. Murdock relating to 2,875,000 shares of Common Stock of Dole Food Company, Inc. ("Dole") held by the David
H. Murdock Living Trust ("Living Trust"). The contract was entered into in connection with the offering through Goldman, Sachs & Co. of the Securities. The contract requires the Living Trust to deliver to the Exchange Trust on August 15, 1999 ("Exchange Date") a number of shares of Common Stock equal to the maximum amount of Shares multiplied by the Exchange Rate, or the cash equivalent value of that number of shares at that time. The Exchange Rate equals (a) if the then Current Market Price of the Common Stock (as defined) is less than $47.125 per share ("Appreciation Threshold Price") but equal to or greater than $39.25 per share ("Initial Price"), an amount equal to the Initial Price divided by the then Current Market Price, (b) if the then Current Market Price is equal to or greater than the Appreciation Threshold Price, 0.8329 and (c) if the then Current Market Price is less than the Initial Price, 1.0, subject to certain antidilutive adjustments. The Living Trust is entitled to all dividends and certain distributions on the Shares prior to the Exchange Date. The Exchange Date may be accelerated and the Exchange Trust subject to earlier termination in certain extraordinary circumstances.

The Securities represent an interest in the Exchange Trust and the right to receive a number of shares of Common Stock of Dole equal to the number of Securities times the Exchange Rate or, if the Living Trust elects to settle in cash, the cash equivalent of that number of shares on the Exchange Date based on the Current Market Price, the average closing price for the twenty trading days before the Exchange Date. The Securities and the contract are described in greater detail in a Prospectus dated August
8, 1996 filed as part of a registered stock offering on Form N-2, Investment Company Act File No. 811-7499, Securities Act File No. 333-00325.

ITEM 2.     IDENTITY AND BACKGROUND.

This Schedule 13D is filed by David H. Murdock. Mr. Murdock, whose business address is 10900 Wilshire Boulevard, Los Angeles, California 90024, is a United States citizen. Mr. Murdock does business as Pacific Holding Company ("PHC"), a sole proprietorship of which Mr. Murdock is the sole proprietor, and under such "dba" acquired the Securities.

                                                      Page 4 of 7 Pages

Mr. Murdock is a Director, Chairman of the Board and Chief Executive Officer of Dole, a producer and marketer of fresh fruit and vegetables, packaged foods and fresh flowers, and of Castle & Cooke, Inc., which owns, operates and develops residential and commercial real estate and resorts.

Mr. Murdock is the sole proprietor of a number of companies and sole shareholder of a number of corporations which are engaged in the businesses of commercial real estate development, financial investments, mining and processing nonmetallic aggregates, manufacturing vitrified clay products and warehousing operating with principal offices in Los Angeles, California.

During the last five years, Mr. Murdock was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was he a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Funds for the purchase of certain of the Securities reported in this Schedule 13D were provided from the working capital and the borrowings of Pacific Holding Company ("PHC"), a sole proprietorship of which Mr. Murdock is the sole proprietor, and certain other entities controlled by Mr. Murdock. Such other entities and Mr. Murdock maintain secured lines of credit with several banks which were entered into in the ordinary course of business. See Item 6. Funds derived from working capital and such lines of credit may in the future be used for the purchase of the Securities.

ITEM 4.   PURPOSE OF TRANSACTION.

Mr. Murdock regards the Securities as an attractive investment at the prices recently prevailing on the open market. Based on his continuing evaluation of the Securities, alternative investment opportunities and all other factors deemed relevant, he may elect to sell his Securities or, assuming the availability of additional Securities at prices regarded as acceptable, and subject to applicable law, he may elect to acquire additional
Securities for investment on the open market or in privately negotiated transactions.

See Item 1 for a discussion of the forward purchase contract with the Living Trust held by the Exchange Trust.

                                                   Page 5 of 7 Pages

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

Mr. Murdock, dba Pacific Holding Company, beneficially owns 431,000 Securities (or approximately 14.9% of the outstanding Securities of the Exchange Trust). Mr. Murdock may elect to transfer the Securities to the Living Trust.

Except for the purchases reported in Exhibit 1 to this Schedule 13D, which is hereby incorporated by reference, Mr. Murdock has not effected any transactions in the Securities in the last sixty days. All acquisitions of the Securities reported in this Schedule 13D were made in the open market.

Mr. Murdock has sole investment voting power relating to the Securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 1 for a discussion of the forward purchase contract with the Living Trust held by the Exchange Trust.

Mr. Murdock and the entities controlled by him maintain revolving lines of credit under which borrowings and security vary from time to time.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.  List of Purchases of the Securities in the past sixty days.

Exhibit 2. Underwriting Agreement among Goldman, Sachs & Co., Mr. Murdock, as an individual and sole trustee of the Murdock Trust, and the Company, as executed, incorporated herein by reference to
            Exhibit 6 of Mr. Murdock's Schedule 13D/A filed August 16, 1996, file No. 005-33795.

Exhibit 3. Underwriting Agreement among Goldman, Sachs & Co., the Exchange Trust and Mr. Murdock, as an individual and sole trustee of the Murdock Trust, and the Company, incorporated herein by reference to Exhibit 7 of Mr. Murdock's Schedule 13D/A filed August 16, 1996, File No. 005-33795.

Exhibit 4. Purchase Agreement between the Exchange Trust and Mr. Murdock, as an individual and sole trustee of the Murdock Trust, incorporated herein by reference to Exhibit 8 of Mr. Murdock's Schedule 13D/A filed August 16, 1996, File No. 005-33795.

Exhibit 5. Collateral Agreement among Mr. Murdock, as an individual and sole trustee of the Murdock Trust, and the Bank of New York, as collateral agent, and the Exchange Trust, incorporated herein by reference to Exhibit 9 of Mr. Murdock's Schedule 13D/A filed August 16, 1996, File No. 005-33795.

                                                   Page 6 of 7 Pages
                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 4th day of February, 1999



                                   /s/ David H. Murdock
                                 ----------------------------------
                                          David H. Murdock

                                                   Page 7 of 7 Pages

                                 EXHIBIT 1

      LIST OF PURCHASES OF THE SECURITIES IN THE PAST SIXTY DAYS


    DATE OF PURCHASE   NUMBER OF SECURITIES     PRICE PER SECURITY
    ----------------   --------------------     ------------------
        1/21/99              24,000                  $29.7500
        1/26/99               6,000                  $30.5000
        1/26/99              16,500                  $30.7500
        1/27/99              85,000                  $30.6250
        1/27/99              20,000                  $30.5000
        1/29/99              19,100                  $30.4375
        2/1/99               10,000                  $31.1250
        2/2/99                5,000                  $31.3750
        2/3/99              100,000                  $31.5000
        2/3/99               65,400                  $31.6250